Exhibit 12.1
Cumulus Media Inc.
Computation of Ratio of Earnings to Fixed Charges

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest expense	$130,559	$134,680	$166,110	$189,073	$81,938
Amortization of debt discount	9,541	9,493	9,919	10,131	4,801
Total fixed charges	$140,100	$144,173	$176,029	$199,204	$86,739

Earnings available for fixed charges:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(592,334)	$22,023	$(24,851)	$(146,602)	$(29,602)
Add: fixed charges	140,100	144,173	176,029	199,204	86,739
Less: preferred stock dividends	—	—	(10,676)	(21,432)	(6,961)
Total earnings available for fixed charges	$(452,234)	$166,196	$140,502	$31,170	$50,176

Ratio of earnings to fixed charges	*	1.15	*	*	*

* Earnings for the years ended December 31, 2015, 2013, 2012, and 2011 were inadequate to cover fixed charges. The coverage deficiency for these years was $592,334, $35,527, $168,034 and $36,653, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes, non-controlling interest, plus fixed charges. Fixed charges consist of interest expense and amortized discounts, and preference security dividend requirements.